EXHIBIT (e)(9)


                               [Tyson Letterhead]

                                          January 1, 2001



IBP, inc.
800 Stevens Port Drive
Dakota Dunes, South Dakota  57049
Attention: JoAnn R. Smith

Ladies and Gentlemen:

      In order to induce IBP, inc. ("IBP") to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 1, 2001, by and between Tyson Foods, Inc. ("Tyson"), Lasso Acquisition Corporation and IBP, Tyson hereby agrees to advance to IBP the sum of $66,500,000 by wire transfer of immediately available funds upon (i) receipt of a waiver from Rawhide Holdings Corporation ("Holdings"), pursuant to which Holdings waives the three day notification requirement (and prohibition) contained in Section 10.01(e) of the Agreement and Plan of Merger, dated October 1, 2000, among IBP, Holdings and Rawhide Acquisition Corporation (the "Rawhide Agreement"), (ii) the effectiveness of the termination of the Rawhide Agreement, (iii) IBP's execution and delivery of the Merger Agreement (which delivery shall constitute notice of Tyson's obligation to make the payments described in this paragraph) and (iv) receipt of a promissory note executed by IBP, which advance shall be delivered to Rawhide Holdings Corporation on behalf of IBP no later than noon (New York time) on Tuesday, January 2, 2001.

      This agreement set forth in this letter shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of laws principles thereof.



                                          Very truly yours,


                                          Tyson Foods, Inc.



                                          By: /s/ John Tyson
                                             --------------------------------
                                               Name: John Tyson
                                               Title: Chairman, President and
                                                       Chief Executive Officer